FURY GOLD MINES LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 26, 2024

AND

MANAGEMENT INFORMATION CIRCULAR

May 14, 2024

Suite 1630, 1177 West Hastings Street
Vancouver, British Columbia, Canada, V6E 2K3
Telephone No.: +1 844-601-0841

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Fury Gold Mines Limited ("Fury Gold" or the "Company") will be held virtually at www.agmconnect.com/Fury2024 on June 26, 2024 at 11:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the recently filed audited consolidated audited financial statements of the Company for its fiscal year ended December 31, 2023;

2. to elect directors of the Company for the ensuing year;

3. to appoint auditors of the Company for the ensuing year;

4. to transact such other business, if any, as may properly come before the Meeting.

The Company's Management Information Circular (the "Information Circular") dated May 14, 2024, accompanies this Notice of Annual General Meeting (the "Notice").  The Information Circular contains further particulars of matters to be considered at the Meeting.  The Meeting may also consider any permitted amendment to or variation of any matter identified in this Notice, and may transact such other business as may properly come before the Meeting or any adjournment thereof. The Annual Financial Statements are available for download from the Company's website and its SEDAR+ profile at www.sedarplus.ca and at www.agmconnect.com/fury2024. Paper copies can be requested by contacting AGM Connect by emailing support@agmconnect.com.  Shareholders will require their voter ID and meeting code to be verified. As of the date of this Information Circular, the Company does not anticipate that any other matters will come before the Meeting and the Company would be required to make additional disclosure should it later decide that any material matter needs to be brought before shareholders.

Fury Gold is conducting the Meeting online by virtual webcast. Shareholders and duly appointed proxyholders must register to attend the Meeting and should review the section "Attending the Meeting" in the Information Circular which section has the instructions on how to register to attend the Meeting online at www.agmconnect.com/fury2024 where they can participate, vote, or submit questions during the Meeting's live webcast.

Notice-and-Access

The Company has elected to use the notice-and-access model set out in National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (together "Notice-and-Access Provisions") for delivery of proxy materials relating to this Meeting.  The Notice-and-Access Provisions allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (together, the "Proxy Materials") online on the Company's website. Under Notice-and-Access Provisions, instead of receiving paper copies of this Notice and the Information Circular, registered Shareholders of the Company will receive the form of Notice and Access Notification (the "Notification") and the form of proxy (the "Proxy") relevant for the Meeting.  In the case of the Company's non-registered (beneficial) Shareholders, they will receive the Notification and a voting instruction form (the "VIF").  The Proxy/VIF enables Shareholders to vote by proxy.  Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page via the URL address provided and following the instructions set out below.  Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the Annual Financial Statements and Annual MD&A are posted on the Company's website at https://furygoldmines.com/investors/agmmaterials/ and are filed on SEDAR+ under the Company's profile at www.sedarplus.ca.

If you do not wish to download information, paper copies of the Information Circular and Financial Statements can be obtained on request through the below contact information.

Any Shareholder unable to download a copy from www.sedarplus.ca may request a paper copy of the Information Circular and form of proxy and Financial Statements be mailed to them, at no cost by:  contacting the Company at Suite 1630 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 or by calling Tel: +1 844-601-0841. All Shareholders may email AGM Connect at support@agmconnect.com in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 11:00 a.m. (Toronto Time) on June 24, 2024 (the "Proxy Deadline"), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 17, 2024.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing from the date of posting and for 1 year following the Meeting.  Shareholders may request a paper copy of the Information Circular from the Company at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as 'stratification' in relation to its use of Notice-and-Access.  Stratification occurs when a reporting issuer, while using Notice-and-Access Provisions, also provides a paper copy of the Information Circular to some of its shareholders with the notice package.  In relation to the Meeting, all Shareholders will receive only the notice package, which must be mailed to them pursuant to Notice-and-Access Provisions, and which will not include a paper copy of the Information Circular.

The Information Circular contains details of matters to be considered and voted on at the Meeting.  Please review the Information Circular before voting.

Virtual Meeting

This year, the Company will be holding the Meeting by live audio webcast only. Shareholders will be able to participate in the Meeting and vote their Common Shares while the virtual Meeting is being held.  Shareholders will not be able to attend the meeting in person. The Company hopes that hosting the Meeting using the AGM Connect platform will help enable greater participation by allowing Shareholders from all geographical locations to attend the meeting.

Shareholders who are unable to attend the Meeting and who wish to ensure that their Common Shares will be voted at the Meeting are asked to complete, date, and sign the form of proxy enclosed with the Notice-and-Access Notification mailed to them, or another suitable form of proxy, and physically or electronically deliver it, for receipt by 11:00 a.m. (Toronto time) on June 24, 2024, in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the VIF enclosed with the Notice-and-Access Notification mailed to them to ensure that their Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account or through another intermediary, you are a non-registered Shareholder.

Dated at Vancouver, British Columbia, May 14, 2024.

BY ORDER OF THE BOARD

"Forrester ("Tim") Clark"

Tim Clark
Chief Executive Officer ("CEO") and Director

INFORMATION CIRCULAR CONTENTS

- ii -

Suite 1630, 1177 West Hastings Street
Vancouver, British Columbia, Canada, V6E 2K3
Telephone No.: +1 844-601-0841

MANAGEMENT INFORMATION CIRCULAR

This management information circular (this "Circular") is furnished in connection with the solicitation of proxies by the management of Fury Gold Mines Limited (the "Company") for use at the annual general and meeting (the "Meeting") of the holders of common shares ("Common Shares") in the capital of Fury Gold (the "Shareholders") to be held on June 26, 2024, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The information herein as of May 14, 2024, unless otherwise indicated.

In this Information Circular, references to "Fury Gold", "the Company", "we" and "our" refer to Fury Gold Mines Limited.  "Common Shares" means common shares without par value in the capital of the Company.  "Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.  All dollar amounts presented in this Information Circular are expressed in Canadian dollar amounts, unless otherwise stated that they are in United States dollars ("US$").

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will primarily be by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the Information Circular, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has chosen to deliver the Notice and this management information circular (together, the "Circular") and form of proxy (the "Proxy" and, together with the Circular, the "Proxy Materials") using notice-and-access provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. The notice-and-access provisions are found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") for delivery to registered Shareholders and in section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for delivery to Beneficial Shareholders (together, the "Notice-and-Access Provisions").

The Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on a non-SEDAR+ website (https://furygoldmines.com/investors/agmmaterials/), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Circular document together with the Proxy. Notice-and-Access Provisions can be used to deliver materials for both special and general meetings of shareholders. The Company may still choose to continue to deliver the Circular by mail under standard mailing provisions, and, pursuant to the Notice-and-Access Provisions, Shareholders are entitled to request a paper copy of the Circular document be mailed to them at the Company's expense.

Use of the Notice-and-Access Provisions reduces paper waste and the Company's printing and mailing costs. Under the Notice-and-Access Provisions, the Company must send a notice confirming internet availability (the "N&A Notification") and a form of proxy (together, the "notice package") to each Shareholder, including registered and Beneficial Shareholders, indicating that the Proxy Materials have been posted on the Company's website and explaining how a Shareholder can access them or how they may obtain a paper copy of the Circular from the Company. The Circular has been posted in full, together with the Notification and the Proxy, on the Company's website at https://furygoldmines.com/investors/agmmaterials/ and under the Company's SEDAR+ profile at www.sedarplus.ca.

This Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them, at no cost by:  contacting the Company at Suite 1630 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 or by calling Tel: +1 844-601-0841. All Shareholders may call 1-855-839-3715 (toll-free) within North America, or from outside of North America +1-416-222-4202 in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting. Shareholders should note the telephone toll-free number will not be available after the Meeting.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 11:00 a.m. (Toronto time) on June 24, 2024 (the "Proxy Deadline"), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 17, 2024.  Under Notice-and-Access, Proxy Materials must be available for viewing from the date of posting and for one year following the Meeting.  Shareholders may request a paper copy of the Information Circular from the Company at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

Pursuant to Notice-and-Access Provisions, the Company has set the record date for the Meeting to be at least 40 days prior to the Meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to Shareholders.  The form of Notification in the Company's notice package (i) provides basic information about the Meeting and the matters to be voted on; (ii) explains how Shareholders can obtain a paper copy of the Information Circular and the related Annual Financial Statements and Annual MD&A; (iii) explains the Notice-and-Access Provisions process. The notice package which is being mailed to Shareholders by the Company in each case includes the applicable voting document:  the Proxy for Registered Shareholders or a voting information form ("VIF") in the case of Beneficial Shareholders.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to shareholders as described above. Instead, all Shareholders will receive only the notice package, which must be mailed to them under Notice-and-Access Provisions.  All Proxy Materials, which have the information Shareholders require to vote in respect of all resolutions to be voted on at the Meeting, will be posted online. Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless a Shareholder specifically requests one.

The Company will pay intermediaries, including Broadridge Financial Solutions ("Broadridge"), to deliver proxy-related materials to NOBOs (as defined below under Beneficial Shareholders) and the Company will not pay for delivery of proxy-related materials to OBOs (as defined below under Beneficial Shareholders).

RECORD DATE AND QUORUM

The board of directors (the "Board") has fixed May 10, 2024 as the record date (the "Record Date") for the purpose of determining which Shareholders are entitled to receive the Notice of Meeting and vote at the Meeting or any adjournment(s) thereof. No person acquiring Common Shares after that date shall, in respect of such Common Shares, be entitled to receive the Notice of Meeting and vote at the virtual Meeting or any adjournment(s) thereof.

A quorum for the transaction of business at the Meeting is at least two (2) persons who are, or who represent by proxy, two (2) or more Shareholders who, in the aggregate, hold at least 25% of the issued Common Shares entitled to be voted at the Meeting.

VOTE USING THE FOLLOWING METHODS PRIOR TO THE MEETING

	IF YOU HAVE RECEIVED PROXY FROM WITH A VOTER ID and MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
Voting Method	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank or other intermediary)
Internet	Login to https://app.agmconnect.com Using the Meeting Access Code and Voter ID provided to you complete the form to Submit Proxy		Go to www.proxyvote.com Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call1-855-839-3715 to register your vote for the Fury Gold Mines AGM.		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

JOIN THE MEETING VIA THE FOLLOWING METHODS

	IF YOU HAVE RECEIVED PROXY FROM WITH A VOTER ID and MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank or other intermediary)
PRIOR TO THE MEETING	-	Appoint yourself as proxyholder on your proxy and follow the instructions at www.agmconnect.com/fury2024	Appoint yourself as proxyholder as instructed herein and on the VIF.
		Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	AFTER submitting your proxy appointment, you MUST contact AGM Connect to obtain a Voter ID and Meeting Access Code at Call1-855-839-3715 or email voteproxy@agmconnect.com
JOINING THE VIRTUAL MEETING (at least 15 minutes prior to start of the Meeting)	Register and login at http://app.agmconnect.com Registered Shareholders or validly appointed Proxyholders will need to provide an email address, AGM Connect Voter ID and the Meeting Access Code

In order to participate and vote at the Meeting, non-registered Shareholders must appoint themselves as a proxyholder. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to participate or vote at the Meeting. See further information on how non-registered Shareholders can vote at the Meeting under the subheading "How to Vote Your Shares - How to Vote If You Are a Non-Registered Shareholder" below.

Shareholders who wish to appoint a proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering and must then also register their proxyholder. Registering the proxyholder is an additional step a Shareholder must take following the submission of their proxy or voting instruction form. To register a proxyholder, Shareholders MUST visit www.agmconnect.com/fury2024 at least 48 hours before the Meeting which is 11:00 a.m. (Toronto Time) on June 24, 2024  and provide AGM Connect with their proxyholder's contact information so that AGM Connect may provide the proxyholder with a username via email. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. In order to participate online, registered Shareholders must have a valid email address, Voter Id and Meeting Code provided by AGM Connect.

HOW TO VOTE YOUR SHARES

How to Vote if You Are a Registered Shareholder

You are a registered Shareholder if your name appears on a share certificate representing your Common Shares or if you are registered as the holder of your Common Shares in book-entry form. In either case, your name will be shown on the list of Shareholders kept by AGM Connect, the registrar and transfer agent of the Company. If you are not sure whether you are a registered Shareholder, please contact AGM Connect using the contact information set forth herein.

If you are a registered Shareholder, you will be able to cast an online vote for each Common Share registered in your name. If you are a registered Shareholder and you do not wish or are unable to attend the Meeting, you can appoint someone who will be entitled to attend the Meeting and act as your proxy to vote in accordance with your instructions. Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your form of proxy (the "Proxyholder") the authority to vote your Common Shares for you at the Meeting or any adjournment there of. If you are a registered Shareholder, you will receive a form of proxy from AGM Connect with this Circular.

Each of the persons named on the enclosed form of proxy is a director or an officer of Fury Gold. If you are a registered Shareholder entitled to vote at the Meeting, you have the right to appoint a Proxyholder other than either of the persons designated on the form of proxy. A registered Shareholder who wishes to appoint a different Proxyholder may do so by crossing out the names pre-printed on the form of proxy and inserting the name and valid email of the proposed Proxyholder in the blank space provided. Registered Shareholders can also appoint a different Proxyholder electronically after logging in to the AGM Connect voting platform and completing the proxy appointment form.  Such other Proxyholder need not be a registered Shareholder.

Regardless of who you appoint as your Proxyholder, you can instruct that Proxyholder how you want to vote, or you can let your Proxyholder decide for you. If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your Proxyholder can vote your Common Shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your Proxyholder they will, unless you give contrary instructions, vote FOR each of the resolutions set out in the form of proxy provided by management for the Meeting and for each of the nominees named in this Circular for election as directors of Fury Gold. Further details about these matters are set out in this Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Circular, the management of Fury Gold is not aware of any other matter to be presented for action at the Meeting other than those specified in the Notice of Meeting. If, however, other matters do properly come before the Meeting, the Proxyholder will vote on them in accordance with his or her best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

How To Change Your Vote/Revoke Your Proxy if You Are a Registered Shareholder

You can revoke your vote by proxy as follows:

  attending the virtual Meeting and voting your Common Shares at the Record Date;
  submitting your replacement vote online at least 48 hours before the Meeting (excluding Saturdays, Sundays, and holidays);
  completing a form of proxy that is dated after the form of proxy previously submitted and ensuring AGM Connect receives it before 11:00 a.m. (Toronto time) on June 24, 2024; or
  in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 11:00 a.m. (Toronto time) on June 24, 2024, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays, and holidays) before the start of the reconvened Meeting or delivered to the person presiding at the Meeting before it commences. Registered Shareholders who revoke their proxy and do not replace it with another that is deposited with AGM Connect or the Company before the deadline may still vote their Common Shares, but to do so, they must attend the Meeting.

How to Vote if You Are a Non-Registered Shareholder

You are a non-registered Beneficial Shareholder if your broker or another intermediary (a "Nominee") holds your Common Shares for you. If you are a Beneficial Shareholder, the Company will not have any record of your ownership and so the only way that you can vote your Common Shares is by instructing your Nominee. Your Nominee is required to ask for your voting instructions before the Meeting.

In most cases, you will receive a VIF from your Nominee that allows you to provide your voting instructions by telephone, on the internet, or by mail. You should complete the VIF and sign and return it in accordance with the directions on that form. The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Services, Inc. ("Broadridge").  Broadridge typically mails a scannable VIF to Beneficial Shareholders and asks them to return the VIF to Broadridge.  Alternatively, the Beneficial Shareholder may call a toll-free number or go online to www.proxyvote.com to vote.  The Company may utilize the Broadridge QuickVoteTM service to assist Beneficial Shareholders with voting their shares.

Beneficial Shareholders cannot use the VIF provided to vote directly at the Meeting.  If you would like to attend and vote at the Meeting, it will be necessary for you to appoint yourself as proxyholder of your Common Shares. You can do this by printing your name in the space provided on the voting instruction form and submitting it as directed. You will also need to contact AGM Connect as an additional step through the methods listed above, and provide your required shareholder information. Beneficial Shareholders who have not appointed themselves as proxyholder but who wish to attend the Meeting will only be able to attend as a guest and will not be able to vote.

How to Change Your Vote if You Are a Non-Registered Holder

A non-registered Shareholder may revoke previous voting instructions by contacting his or her Nominee and complying with any applicable requirements imposed by such Nominee. A Nominee may not be able to revoke voting instructions if it receives insufficient notice of revocation.

VOTES NECESSARY TO PASS RESOLUTIONS

Election of Directors

If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. If, as a result of nominations received in compliance with the Advance Notice Provisions (see "Advance Notice Provisions" below), there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected.

Appointment of Auditor

If an auditor is nominated in addition to Management's nominee (Deloitte LLP) the nominee auditor receiving the greatest number of votes will be appointed.

PROXYHOLDER MATTERS

Completing the Form of Proxy

You can choose to vote your Common Shares "FOR" or to "AGAINST" your Common Shares from voting on the following resolutions:

◾ the election of each person nominated as a director of the Company

You can choose to vote your Common Shares "FOR" or to "WITHHOLD" your Common Shares from voting on the following resolutions:

◾ the appointment of the auditor

Your Common Shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called, and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If you are an individual, you, or your authorized attorney must sign the form of proxy. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form of proxy. A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following their signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with Fury Gold).

If you need help completing your proxy form, please contact AGM Connect at 1-855-839-3715 or +1-416-222-4202 (toll-free in Canada and the United States).

Shareholders who wish to appoint a proxyholder to represent them at the Meeting must submit their form of proxy or voting instruction form (if applicable) and must then register their proxyholder. Registering a proxyholder is an additional step a Shareholder must take following submission of the Shareholder's form of proxy or voting instruction form.

To register a proxyholder, Shareholders MUST visit www.agmconnect.com/fury2024 at least 48 hours before the meeting and provide AGM Connect with their proxyholder's contact information so that AGM Connect may provide the proxyholder with a username via email. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.

How Proxyholders Will Vote

When you sign the proxy form, you authorize Mr. Tim Clark, CEO, or failing him, Mr. Brian Christie, Chair of the Board, or failing him, Mr. Phil van Staden, Chief Financial Officer ("CFO") or your specified Proxyholder to vote your Common Shares for you at the Meeting according to your instructions. If you return your form of proxy and do not provide instructions on how you want to vote your Common Shares, the nominees named in the form of proxy intend to vote your Common Shares:

◾ FOR electing each of the individuals nominated as a director who are listed in this Circular; and

◾ FOR the appointment of Deloitte LLP as auditor.

Your Proxyholder will also be entitled to vote your Common Shares as he or she sees fit in respect of amendments to matters identified in the Notice of Meeting and on any other item of business that may properly come before the Meeting or any adjournment(s) thereof. At the date of this Circular, the directors and management of the Company are not aware that any such amendments or other matters are expected to be submitted to the Meeting.

Shareholders Can Choose any Person or Company as their Proxyholder

You have the right to appoint a person other than the persons designated in the proxy form to represent you at the Meeting. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy. If you do not specify how you want your Common Shares voted, your Proxyholder will vote your Common Shares as he or she sees fit on any matter that may properly come before the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and applicable Canadian securities laws. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of Canadian securities laws. Shareholders should be aware that disclosure requirements under Canadian securities laws differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the BCBCA, as amended, and by the fact that five (5) of its six (6) directors and all of its executive officers, other than Mr. Clark, are residents of Canada or elsewhere outside the United States; and all of the Company's assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were 146,077,103 Common Shares issued and outstanding, each carrying the right to one (1) vote. There are no Common Shares held in escrow. No group of Shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at the Record Date.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, no person or company beneficially owned, or controlled or directed, directly or indirectly, securities carrying 10% or more of the voting rights attached to the Company's Common Shares.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for its fiscal year ended December 31, 2023, together with the report of the auditor thereon, will be presented at the Meeting and have been filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Shareholders may review or download the financial statements via the Internet on SEDAR+ at www.sedarplus.ca.

ELECTION OF DIRECTORS

Shareholders will elect the directors of the Company at the Meeting to hold office until the next annual general meeting of the Company. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is vacated earlier in accordance with the provisions of the BCBCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Advance Notice Provisions

The Company's Articles include advance notice provisions (the "Advance Notice Provisions") with respect to the election of directors. The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors.  Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a Shareholder must include in such notice to the Company for the notice to be in proper written form.

As of the date hereof, the Company has not received notice of any additional director nomination in compliance with the Advance Notice Provisions of the Company's Articles. If no nominations are received by the Company in compliance with these provisions prior to the Meeting, any nominations which are not nominations by or at the direction of the Board, or an authorized officer of the Company, will be disregarded at the Meeting.

Number of Directors

Pursuant to the Articles of the Company and the BCBCA, the Board has determined that the number of directors on the Board for the ensuing year shall be six (6) directors.

Under the Articles of the Company, the Board will have the authority to increase the number of directors between annual general meetings by up to 1/3 of the directors elected at the Meeting and may appoint additional directors to fill the new positions. Accordingly, the Board may be increased by up to two persons to eight (8) directors.

Management Director Nominees

Mr. Jeffrey Mason who currently serves (since February 7, 2019) on the Board of Directors, will be retiring on June 26, 2024, and as of the date hereof, the Company is in discussions with Mr. Mason in connection with regards to his proposed appointment to the Company's Advisory Board, which will involve non-cash, equity-based compensation for a renewable one-year term. The following tables set forth profiles of the six (6) individuals who are nominated by the Governance and Nominating Committee and the Board for election as directors, including the positions and offices with the Company now held by each nominee, the present principal occupation or employment of each nominee, the business experience over the last five (5) years of each nominee, the period during which each nominee has served as a director, and the number of securities of the Company (including Common Shares and incentive options to purchase Common Shares through stock options ("Options"), Restricted Share Units ("RSU") to convert each RSU into one common share, and share purchase warrants ("Warrants"), if applicable) beneficially owned, or controlled or directed, directly or indirectly, by each nominee as at the date of this Circular. The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each nominee has been furnished by the respective proposed nominees individually.

The Board has determined that five (5) of the six (6) individuals nominated for election as a director of the Company, at the Meeting are independent. The one (1) non-independent member of the Board is Mr. Tim Clark, who is the CEO of the Company. All of the members of the Nominating, Compensation and Governance Committee and the Audit Committee are independent directors. For more information on the Company's independence standards and assessments, see the section of this Circular entitled "Corporate Governance - Composition of the Board". For information on compensation paid to non-management directors, see the section of this Circular entitled "Statement of Executive Compensation - Director Compensation". In addition, a description of the role of the Board is included in the section of this Circular entitled "Corporate Governance - Mandate of the Board of Directors".

FORRESTER A. CLARK Non-Independent Director Massachusetts, United States Director since: March 16, 2021 Age: 56	Mr. Clark has served as CEO since August 18, 2021 and is a director of the Company. Mr. Clark brings 23 years of global capital markets experience with numerous US, European, and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank, and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities, and mining sectors. Mr. Clark holds a Bachelor of Economics from the University of Massachusetts (Amherst) and a Master of Business Administration in Finance and Accounting from Vanderbilt University. Mr. Clark serves as an independent director of Dolly Varden Silver Corporation ("Dolly Varden") on behalf of the Company pursuant to an investor rights agreement entered into between the Company and Dolly Varden.
Board Committee Membership
None
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Options (#)	RSUs (#)
923,542	1,600,000	316,925

BRIAN CHRISTIE Chair of the Board Ontario, Canada Director since: February 22, 2023 Age: 67	Mr. Christie currently serves as the independent Chair of the Board of the Company. Mr. Christie served as the Vice President of Investor Relations at Agnico Eagle Mines Limited ("Agnico Eagle") for over 9 years until retiring in June 2022, and is currently retained by Agnico Eagle as a Senior Advisor, Investor Relations. During his tenure at Agnico Eagle, the company was consistently recognized as having one of the top Investor Relations programs across all industries in Canada. From 2016 until 2021 he served as an Independent Director (including 2 years as Board Chair and Compensation Committee Chair) of the Denver Gold Group, a Colorado based not-for-profit association owned by its member gold companies who control most of the world's precious metal output and mineral assets. Before joining Agnico Eagle, he worked for over 17 years in the investment industry, primarily as a precious and base metals mining analyst with Desjardins Securities, National Bank Financial, Canaccord Capital and HSBC Securities. Prior to this, Mr. Christie spent 13 years in the mining industry as a geologist for a variety of mining companies, including Homestake, Billiton, Falconbridge Copper and Newmont Mining. Mr. Christie holds a BSc. in Geology (University of Toronto) and an MSc. in Geology (Queen's University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). Mr. Christie currently serves as a director of Wallbridge Mining Company Limited ("Wallbridge"), and as a director of Forum Energy Metals Corp. ("Forum"); Past director of Denver Gold Group; VP, Investor Relations at Agnico Eagle.
Board Committee Membership
Technical, Safety and Risk Management Committee (Chair) Nominating, Compensation and Governance Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Options (#)	RSUs (#)
66,547	196,000	168,208

STEVE COOK Independent Director British Columbia, Canada Director since: October 28, 2013 Age: 69	Mr. Cook currently serves as an independent director of the Company. Mr. Cook is a former tax partner at the law firm of Thorsteinssons LLP, Vancouver, British Columbia, Canada. Mr. Cook received his B.Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982 and the Ontario Bar in 1992. He retired from the Ontario Bar in 2014. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation. Mr. Cook has served on the board of Brett Resources Ltd. prior to it being acquired by Osisko Mining Corp. and Cayden Resources Inc. prior to it being acquired by Agnico Eagle. Mr. Cook currently serves as a director of Torq, and Tier One.
Board Committee Membership
Audit Committee (Chair) Indigenous and Community Relations Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Warrants (#)	Options (#)	RSUs (#)
794,485	30,000	606,000	121,992

MICHAEL HOFFMAN Independent Director Ontario, Canada Director since: October 9, 2020 Age: 65	Mr. Hoffman currently serves as an independent director of the Company. Mr. Hoffman is an experienced mining executive with over 40 years of practice including engineering, mine operations, corporate development, projects, and construction. Mr. Hoffman previously served as a director of Trevali Mining from 2011 to 2019 and acted as Chair from late 2017 to early 2019. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects. Mr. Hoffman is a Mining Engineering graduate from Queen's University and is a Professional Engineer in the province of Ontario. He is also a member of the Institute of Corporate Directors. Mr. Hoffman currently serves as a director of director of 1911 Gold Company ("1911 Gold"), d director and chair of NiCAN Ltd ("NiCAN"); director of Volta Metals Inc ; Past director of Eastmain, Silver X and Velocity.
Board Committee Membership
Technical, Safety and Risk Management Committee Audit Committee Indigenous and Community Relations Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Warrants (#)	Options (#)	RSUs (#)
233,019	66,667	481,006	120,084

ALISON SAGATEH ("SAGA") WILLIAMS Independent Director Ontario, Canada Director since: October 9, 2020 Age: 51

Ms. Williams currently serves as an independent director of the Company. Ms. Williams has worked in Indigenous communities in government and corporate roles in the capacity of legal counsel, negotiations and governance, and as a strategic advisor, for over 20 years. Ms. Williams has been on negotiation teams that have successfully settled over $1 billion in agreements and has worked on Indigenous community engagement and negotiations to support national energy and mining projects. Over the last 25 years, she has also held many non-profit board positions. Ms. Williams is Anishinaabe, a member of Curve Lake First Nation, and is currently an elected official for her community. Ms. Williams has extensive experience in compensation analysis both through her involvement in non-profit boards and as an elected official for a First Nation, serving one term as Councillor. Ms. Williams teaches at Osgoode Hall Law School as an Adjunct Professor and supports student led negotiations focusing on consultation, Indigenous rights, and reconciliation. Ms. Williams currently serves as a director of NiCAN Ltd ("NiCAN"), director of Volta Metals Inc ("Volta") director of Nations Royalty.

Board Committee Membership
Indigenous and Community Relations Committee (Chair) Nominating, Compensation and Governance Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Options (#)	RSUs (#)
61,371	446,000	120,084

ISABELLE CADIEUX Independent Director Quebec, Canada Director since: September 5, 2023 Age: 66

Ms. Cadieux currently serves as an independent director of the Company. Ms. Cadieux, a professional geologist, has more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director - Investment at SIDEX, a Québec institutional fund that finances exploration companies active in Québec, where she served from 2001 until 2023. Her mineral exploration experience across Canada and abroad, includes positions with AGIP (1980-1983 in Saskatchewan), AREVA (1988-1992 in Québec, Ontario, and the Northwest Territories), and Channel Resources (1996-1999 in Burkina Faso) and covers a wide range of ore deposit types and mineral commodities, in particular gold, copper, and uranium. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa.

Ms. Cadieux acted as President of the Ordre des géologues du Québec (OGQ) in 2008, sat on the Board of Directors from 2005 to 2010 and was Director of the Canadian Council of Professional Geoscientists from 2007 to 2011 where she represented the OGQ. From 2011 to 2016, she was a member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship. Throughout her career, she has been involved in various sector-related organizations, among others the Québec Mineral Exploration Association (AEMQ), the Canadian Institute of Mines and Metallurgy (CIM), Minalliance and Mine d'Avenir.

Board Committee Membership
Technical, Safety and Risk Management Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Options (#)	RSUs (#)
7,299	156,000	116,267

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders and Bankruptcy

Except as set out below, within the last 10 years before the date of this Circular, to the knowledge of the Company, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Circular is prepared) or acted in that capacity for a company that was:

(a) subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c) within a year of that person ceasing to act in that capacity, became bankrupt; made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt; made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors; or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d) subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Chartered Professional Accountants, of 939 Granville Street, Vancouver, British Columbia, Canada, V6Z 1L3, the current auditor of the Company, be appointed as auditor of the Company to hold office until the close of the next annual meeting of the Shareholders. The audit committee has recommended to the Board, and the Board has approved, the nomination of Deloitte LLP for such appointment. Deloitte LLP has been the auditor of the Company since 2015. The directors are authorized under the Articles of the Company to set the remuneration of the auditor.

Deloitte LLP is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board (United States).

Audit Committee and Relationship with Auditor

Under National Instrument 52-110 Audit Committees ("NI 52-110"), the Company is required to including information regarding its Audit Committee in its annual information form ("AIF"). The AIF is available on SEDAR+ at www.sedarplus.ca and contains information concerning the Audit Committee, including the text of the Audit Committee Charter. The Charter of the Audit Committee can also be viewed at https://www.furygoldmines.com/corporate/corporate-governance-1/.

CORPORATE GOVERNANCE

General

The Board is committed to sound corporate governance practices and believes that such practices are in the interests of Shareholders and help to contribute to effective and efficient decision-making.

Mandate of the Board of Directors

The board guidelines are the Board's formal mandate (the "Board Guidelines") and can be accessed on the Company's website at www. https://furygoldmines.com/about-us/governance/ and are attached herein as Schedule A.

The Board Guidelines mandate the Board to:

(a) assume responsibility for the overall stewardship and development of the Company and the monitoring of its business decisions;

(b) identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks;

(c) oversee ethical management and succession planning, including appointing, training, and monitoring of senior management and directors; and

(d) oversee the integrity of the Company's internal financial controls and management information systems.

Board of Directors and Board Committees

The Board is responsible for corporate governance and establishes the overall policies and standards of the Company. The Board meets on a regularly scheduled basis. In addition to these meetings, the directors are kept informed of the Company's operations through reports and analyses by, and discussions with, management.

The governance policies include written charters for each of the Board committees and include a Code of Business Conduct and Ethics (the "Code of Ethics"), policies dealing with the issuance of news releases, and also disclosure documents. The Company's Code of Ethics provides a framework for undertaking ethical conduct in employment, and pursuant to the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

Composition of the Board

Regulatory policies require that a listed issuer's board of directors determine the status of each director as independent or not, based on each director's interest in or other relationship with the Company. Such policies recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon its effectiveness and should implement a system enabling an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company has policies that allow for retention of independent advisors by members of the Board when they consider it advisable.

A director is "independent" if he or she does not have, directly or indirectly, a financial, legal, or other relationship with the Company that would interfere with his or her exercise of independent judgment. Generally speaking, a director is independent if he or she is free from any employment, business, or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director's independent judgment.

The Board is proposing six (6) nominees for election to the office of director, all of whom are currently Board members and of whom five (5) are considered independent directors. The independent nominees are Mr. Brian Christie, Mr. Steve Cook, Mr. Michael Hoffman, Ms. Saga Williams and Ms. Isabelle Cadieux. The non-independent member of the Board is Mr. Tim Clark, who is the CEO of the Company. All members of the Audit Committee and the Nominating, Compensation and Governance Committee are independent directors.

The Board monitors the activities of senior management through regular meetings and discussions amongst the Board members, and between the Board and senior management. The Board is of the view that the communication between senior management, members of the Board, and Shareholders is open and transparent, with meetings of the independent directors being held after each board meeting. In addition, communication among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The Board also encourages independent directors to bring up and discuss any issues or concerns, and the Board is advised of and addresses any such issues or concerns raised thereby. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company's management. The Board is satisfied with the integrity of the Company's internal control and financial management information systems.

Other Directorships

The nominated directors currently serving on boards of other reporting issuers (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer[2]	Exchange
Tim Clark	Dolly Varden Silver Corporation	TSXV, OTCQX
Brian Christie	Wallbridge Mining Company Ltd. Forum Energy Metals Corp.	TSX, OTCQX TSXV, OTCQB
Steve Cook	Torq Resources Inc. Tier One Silver Inc.	TSXV, OTCQX TSXV, OTCQB
Michael Hoffman	1911 Gold Corporation Volta Metals Ltd. NiCAN Ltd. LiCAN	TSXV, OTCQB CSE TSXV Not exchange listed
Saga Williams	NiCAN Ltd. Volta Metals Ltd. Nations Royalty	TSXV CSE TSX
Isabelle Cadieux	N/A

Committees of the Board

The Board has established four committees. These include an audit committee ("Audit Committee"), an Indigenous and community relations committee ("Indigenous and Community Relations Committee"), a nominating, compensation and governance committee ("Nominating, Compensation and Governance Committee"), and a joint Board/management technical, safety and risk management committee ("Technical, Safety and Risk Management Committee").

Audit Committee

Composition of the Audit Committee

The Audit Committee has the following current members: Mr. Steve Cook (Chair), Mr. Jeffrey R. Mason, and Mr. Michael Hoffman.

The function of the Audit Committee is to: (a) meet with the financial officers of Fury Gold and its independent auditor to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans; (b) appoint the auditor, subject to Shareholder approval; and (c) review and recommend to the Board for approval Fury Gold's financial statements and certain other documents required by regulatory authorities.

All members of the Audit Committee are independent and financially literate within the meaning of such terms in NI 52-110. None of the members of the Audit Committee was, during the most recently completed fiscal year of the Company, an officer or employee of the Company or any of its subsidiaries.

The Company refers the reader to its 2024 AIF, dated April 2, 2024, which is available under the Company's SEDAR+ profile on www.sedarplus.ca for current information concerning the Audit Committee.

Indigenous and Community Relations Committee

Composition of the Indigenous and Community Relations Committee

The Indigenous and Community Relations Committee has the following independent board members: Ms. Saga Williams (Chair), Mr. Steve Cook, and Mr. Michael Hoffman.

The function of the Indigenous and Community Relations Committee is to provide oversight and direction to the Company in relation to the establishment and cultivation of respectful and positive relationships with Indigenous and local communities and to ensure that management adheres to the set-out values and social expectations. The Indigenous and Community Relations Committee supports management to identify partnerships and create mutually beneficial opportunities to advance the Company's objectives around corporate social responsibility. Further, the Indigenous and Community Relations Committee will assess and make recommendations regarding education opportunities, investments, and community initiatives to the Board pertaining to Indigenous and local affairs and investments. All members of the Indigenous and Community Relations Committee are independent.

Nominating, Compensation and Governance Committee

Composition of the Nominating, Compensation and Governance Committee

The Nominating, Compensation and Governance Committee has the following current members: Mr. Jeffrey R. Mason (Chair), Mr. Brian Christie, and Ms. Saga Williams.

The Nominating, Compensation and Governance Committee follows both the mandate of the Charter of the Nominating and Governance Committee and the Compensation Committee Charter, both of which are included in the Company's corporate governance material, which is posted on the Company's website at http://www.furygoldmines.com/corporate/corporate-goverance-1/.

All members of the Nominating, Compensation and Governance Committee are independent in accordance with applicable securities laws. None of the members of the Nominating, Compensation and Governance Committee were, during the most recently completed fiscal year of the Company, an officer or employee of the Company or any of its subsidiaries.

Nominating and Governance Committee Charter

◾ The functions of the Nominating, Compensation and Governance Committee fall under the Nominating and Governance Committee Charter and are to provide a focus on governance that will enhance the Company's performance, to assess and make recommendations regarding the effectiveness of the Board, and to establish and lead the process for identifying, recruiting, appointing, re-appointing, and providing ongoing development for directors.

◾ The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating, Compensation and Governance Committee and those assessments are then provided to the Board.

◾ The Nominating, Compensation and Governance Committee is responsible for developing and recommending to the Board the Company's approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating, Compensation and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to ensure that the Company remains in full compliance with such requirements as are applicable.

◾ In exercising its nominating function, the Nominating, Compensation and Governance Committee evaluates and recommends to the Board the size of the Board and certain persons as nominees for the position of director of the Company.

Compensation Committee Charter

◾ The function of the Nominating, Compensation and Governance Committee under the Compensation Committee Charter is to consider the terms of employment of the CEO, CFO and other executive officers, and to consider the Company's general compensation policy and its policy for granting awards under Fury Gold's long-term incentive plan.

◾ The Nominating, Compensation and Governance Committee functions include: the annual review of compensation paid to the Company's executive officers and directors, the review of the performance of the Company's executive officers, and the task of making recommendations on compensation to the Board.

◾ The Nominating, Compensation and Governance Committee also periodically considers the grant of Options and or RSUs. Options and or RSUs have been granted to the executive officers, directors, and certain other service providers taking into account competitive compensation factors and the belief that Options and or RSUs help align the interests of executive officers, directors, and service providers with the interests of Shareholders.

Technical, Safety and Risk Management Committee

Composition of the Technical, Safety and Risk Management Committee

The Technical, Safety and Risk Management Committee has the following members: Mr. Brian Christie (Chair), Mr. Michael Hoffman and Ms. Isabelle Cadieux.

The function of the Technical, Safety and Risk Management Committee is to analyze, consider, and develop recommendations to the Board regarding the technical mission and future direction of the Company over the next one (1) to five (5) years, and to develop an ongoing process for the review and revision of these recommendations. The Technical, Safety and Risk Management Committee may also act on behalf of the Board with respect to analyzing any specific technical decisions and make recommendations to the Board.

Director Evaluations

To supplement Board succession planning and its efforts to ensure Board renewal, the Nominating, Compensation and Governance Committee carries out an annual assessment of the Board members and the various committees in order to assess the overall effectiveness of the Board.

The evaluation process assists the Board in:

◾ assessing its overall performance and measuring the contributions made by the Board as a whole and by each committee;

◾ evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company;

◾ improving the overall performance of the Board by assisting individual directors to build on his or her strengths;

◾ identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year; and

◾ developing the Board's succession plan and recruitment efforts.

The Nominating, Compensation and Governance Committee annually reviews the adequacy of the evaluation process and recommends any changes to the Board for approval. Each director completes certain surveys and provides suggestions for improvement regarding the effectiveness of the Board and each committee of the Board of which each director is a member, including their processes and their relationship with management. This assessment process also assists the Nominating, Compensation and Governance Committee in determining the financial literacy of each director and topics for continuing education.

Director Term Limits

The Company has not adopted term limits or other mechanisms to force Board renewal. Given the normal process of annual elections of individual directors by the Shareholders and the fact that individual directors also undertake annual director assessments, the Board has determined that term limits or a mandatory retirement is not required. Directors who have served on the Board for an extended period of time are in a unique position to provide valuable insight into the operations and future of the Company based on their experience with the Company's history, performance, and objectives. From time to time, Board renewal is facilitated by introducing new director appointments to the Board with fresh perspectives to facilitate a balance between Board refreshment and continuity.

Representation of Women on the Board and Senior Management

The Company adopted a diversity policy on November 14, 2018, and amended it February 18, 2021 (as so amended, the "Diversity Policy"). The Diversity Policy outlines the Company's commitment to diversity, which includes, but is not limited to, business experience, education, geography, age, gender, ethnicity, and Indigenous background. The Diversity Policy provides, among other things, that the Board should appoint a certain number of women directors to the Board to encourage a diversity of experience and backgrounds in Board members. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think, and ensures that the Company has the opportunity to benefit from all available talent. The Board believes that the promotion of a diverse Board makes prudent business sense and promotes better corporate governance.

Annually, the Company's Nominating, Compensation and Governance Committee conducts a review of the Diversity Policy and reports to the Board on its effectiveness in promoting a diverse board of directors, which includes an appropriate number of women directors. In connection with such review, the Nominating, Compensation and Governance Committee recommends to the Board any changes that it thinks appropriate. The Nominating, Compensation and Governance Committee is responsible for reviewing the Company's public disclosure with respect to diversity.

In 2024, two (2) female candidates, one of whom is Indigenous, will stand for re-election to the Board out of a total of six (6) directors, representing 40% of the five (5) independent Directors. We believe the ongoing process the Board is engaged in will identify and foster the development of suitable candidates for nomination or appointment and, over time, will achieve even greater diversity.

In considering potential candidates for executive appointments, Fury Gold identifies talent available internally and externally and the core competencies and characteristics that are desired for promotion to higher levels within the organization. The Board does not set specific gender representation targets when identifying and considering candidates for executive positions. However, diversity, including, but not limited to, gender, Indigenous peoples, persons with disabilities, and members of visible minorities, is considered in identifying the group of top talent candidates.

Position Descriptions

The Board has adopted written Board guidelines that set out limits to management's responsibilities. In the management of the Company, any responsibility which is not delegated to senior management or to a Board committee remains with the full Board. The Board has also adopted written position descriptions for the Chair of each Board committee, the CEO, and the CFO.

The Company's Chair, Mr. Brian Christie has the authority to call meetings of the independent Directors. He serves as the principal liaison between the executive management team and the independent Directors.

Director Meeting Attendance Record

The following table sets forth the record of attendance of each Board member to the Board and Committee meetings during the year ended December 31, 2023, during the year in which they served as directors of the Company:

Director	Board of Directors	Board Committee
		Audit	Indigenous and Community Relations	Nominating, Compensation and Governance	Technical, Safety and Risk Management
Current Directors
Tim Clark	6/6	-	-	-	-
Jeffrey R. Mason (1)	6/6	4/4	-	5/5	-
Steve Cook (2)	6/6	4/4	4/4	-	-
Michael Hoffman (2)	6/6	4/4	4/4	2/2	4/4
Saga Williams	6/6	-	4/4	5/5	-
Brian Christie (1)(2)	5/5	-	-	3/3	4/4
Isabelle Cadieux(3)	2/2		-	-	0/0

(1) Mr. Christie was appointed to the Board on February 22, 2023, and elected Chair on May 15, 2023, replacing Mr. Mason.

(2) Effective March 15, 2023, Mr. Christie was appointed to the Nominating, Compensation and Governance Committee, replacing Mr. Hoffman; Mr Christie was also appointed to the Technical, Safety and Risk Committee, replacing Mr. Cook.

(3) Ms. Cadieux was appointed to the Board on September 5, 2023, and appointed to the Technical, Safety and Risk Committee on November 8, 2023.

Orientation and Continuing Education

The Board and the Company's senior management conduct orientation programs for new directors as soon as possible after their appointment or election as directors. The orientation programs include presentations by management to familiarize new directors with the Company's projects and strategic plans, its significant financial, accounting, and risk management issues, its compliance programs, its Code of Ethics, its principal officers, its internal and independent auditors, and its outside legal advisors. In addition, the orientation programs include a review of the Company's expectations of its directors in terms of time and effort, a review of the directors' fiduciary duties, and, where applicable, visits to Company headquarters and, to the extent practical, the Company's significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Each member of the Board and a number of employees took part in a multi-module accredited in-house learning program to facilitate the building of Indigenous cultural competency.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics (the "Code of Ethics"), a copy of which is available on the Company's website at https://furygoldmines.com/about-us/governance/ is the Board's responsibility to oversee compliance with the Code of Ethics. The Board has implemented an annual procedure whereby directors, officers, and employees of the Company sign off on and certify that they have read and understand the Code of Ethics and that they are unaware of any violation thereof. Any change in or waiver of any provision of the Code of Ethics shall require approval of the applicable Board committee and shall be publicly disclosed in the time period and manner as required by law or regulation.

The Board also believes that the fiduciary duties placed on individual directors by the Company's governing corporate policies and common law, and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest, have been sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to Shareholders for election at the annual general meeting, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. See "Nominating, Compensation and Governance Committee" above.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Nominating, Compensation and Governance Committee oversees an annual formal assessment of the Board and its four (4) main committees, namely the Audit Committee, the Nominating, Compensation and Governance Committee, Indigenous and Community Relations Committee, and the Technical, Safety and Risk Management Committee. The Board completed self-assessments of their performance during the most recent fiscal year ended December 31, 2023. The Board members are satisfied with the overall mineral projects and corporate achievements of the Company while acknowledging the share performance variability mainly due to volatile capital markets, including less than the Shareholder return on the S&P/TSX Composite Index.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its Shareholders. To this end, on April 12, 2017, the Board adopted a majority voting policy for the election of directors (the "Majority Voting Policy"). The Majority Voting Policy provides that if a nominee for election as director receives a greater number of "against" votes than "for" votes, that nominee will tender a resignation to the Chair of the Board following the meeting of Shareholders at which the director is elected. The Board will consider the offer of resignation and announce its decision on whether to accept it in a press release within 90 days following the Shareholder meeting.

In its deliberations, the Board will consider all factors it deems relevant including any stated reasons why Shareholders "against" votes from the election of that director; the length of service and the qualifications of the director; the director's contributions to the Company; the effect such resignation may have on the Company's ability to comply with any applicable governance rules and policies and the dynamics of the Board; and whether the resignation would be in the best interests of the Company. The Board will be expected to accept the resignation except in situations where extenuating circumstances would warrant the director to continue to serve.

This Majority Voting Policy only applies in circumstances involving an uncontested election of directors, being those where the number of director nominees is the same as the number of directors to be elected to the Board. This Majority Voting Policy is now part of the governance policies on the Company's website at https://furygoldmines.com/about-us/governance/.

Corporate Disclosure Policy

Fury Gold adheres to a comprehensive disclosure, confidentiality, and insider trading policy, adopted on June 11, 2018, and amended/updated on January 12, 2021, March 8, 2022 and May 10, 2023 (the "Disclosure Policy"), that governs communication and information management by Company personnel. The Disclosure Policy sets out specific procedures for reviewing and approving the dissemination of company information to the public. The Company has a management disclosure committee that is responsible for the administration of this policy and its compliance with legal statutes, policies, and procedures regarding disclosure of Company information.

The Disclosure Policy includes, but is not limited to, the following basic elements:

◾ Confidentiality: In carrying out the Company's business activities, employees, officers, and directors often learn confidential or proprietary information about the Company, suppliers, or joint venture parties. Confidentiality of such information must be respected except when disclosure is authorized or legally mandated. Confidential or proprietary information includes any non-public information that would be harmful to the Company, useful or helpful to competitors if disclosed, or would provide unfair advantage within the capital markets.

◾ Securities Law and Insider Trading: Fury Gold complies with all applicable securities laws and regulations to ensure that material non-public information ("Inside Information") is disclosed using proper authority and in accordance with the law. Only those personnel who have a need to know receive inside information before it is released to the public. Company insiders must not use Inside Information for personal profit and must not take advantage of Inside Information by trading or providing Inside Information to others to trade in the securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this section "Named Executive Officer" or "NEO" means the CEO as at December 31, 2023, the CFO as at December 31, 2023, each individual who served as CEO or CFO of the Company during the fiscal year ended December 31, 2023, and each of the three (3) most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation in 2023 exceeded $150,000, and any other individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

Current Officers

The current officers of the Company are: Mr. Tim Clark, CEO, Mr. Phil van Staden, CFO, Mr. Bryan Atkinson, Senior Vice President, Exploration ("SVP, Exploration").

Former Officers

Mr. Michael Henrichsen resigned as the Company's Chief Geological Officer ("CGO") on May 15, 2023, and was engaged as a geological consultant to the Company until March 25, 2024. The Company has not determined to either appoint another person to the CGO office or decide whether it will continue to use such title at all. Ms. Lynsey Sherry, who had been the Chief Financial Officer ("CFO") since November 2020, resigned as the Company's Chief Financial Officer effective June 23, 2023. Mr. van Staden, having previously served as the Company's Corporate Controller since 2020, was appointed Interim Chief Financial Officer on June 23, 2023, and was promoted to CFO effective January 1, 2024.

Compensation Discussion and Analysis

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Nominating, Compensation and Governance Committee advises and guides the Board in this role. The Company's Nominating, Compensation and Governance Committee receives and reviews independent competitive market information on compensation levels for executives as well as their performance.

The Board assesses the Company's compensation plans and programs for its executive officers to ensure alignment with the Company's business plan and to evaluate the potential risks associated with those plans and programs. The Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Philosophy and Objectives

The Company's senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives including:

(a) attracting and retaining talented, qualified, and effective executives;

(b) motivating the short-term and long-term performance of these executives; and

(c) aligning their interests with those of the Company's Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation, and equity participation through its Option Plan.

Base Salary

In the Board's view, paying base salaries or fees competitive in the markets in which the Company operates is a first step in attracting and retaining talented, qualified, and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources including surveys conducted by independent consultants and national and international publications. Comparable companies include, but are not limited to: Falco Resources Ltd; Galway Metals Inc; Integra Resources Corp.; International Tower Hill Mines Ltd.; Amex Exploration Inc.; O3 Mining Inc; Mayfair Gold Corp.; Westhaven Gold Corp.; Signal Gold Inc.; Walbridge Mining Company Limited; Nighthawk Gold Corp and Treasury Metals Inc. The Company's peer group was determined by identifying other mining issuers listed on both the TSX and the NYSE American with comparable market capitalizations and businesses.

Bonus Incentive Compensation

The Company's objective in implementing bonus incentive compensation is to achieve certain strategic objectives and milestones by motivating the short-term and long-term performance of its senior management. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation based on recommendations of the Nominating, Compensation and Governance Committee. Amounts recommended by the Nominating, Compensation and Governance Committee and approval by the Board are entirely at their discretion based on performance assessments.

Equity Participation

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company's Long-Term Equity Based Incentive Plan ("LTI Plan). Options to purchase and or RSUs to exchange for Common Shares in the Company are granted to executives and employees taking into account a number of factors including, but not limited to, the number and term of Options and RSUs previously granted, base salary and bonuses, and competitive factors. The number and terms of Option and RSU grants are reviewed and recommended by the Nominating, Compensation and Governance Committee and determined by the sole discretion of the Board.

Given the evolving nature of the Company's business as a mineral exploration company, the Board periodically reviews and as necessary redesigns the overall compensation plan for senior management to continue to address the objectives identified above.

Long-Term Equity Based Incentive Plan ("LTI Plan")

The Company's LTI Plan was adopted by the Board on May 10, 2023, and approved by shareholders on June 29, 2023. The LTI Plan is limited to equity-based compensation which together with all previous and still outstanding awards under the 2017 Plan is limited to 10% of the Company's issued common shares on a rolling basis.

The LTI Plan provides for awards of stock options ("Options"), performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs" and together with PSUs and RSUs, the "Unit Awards"). The LTI Plan also contains additional incentive provisions to create participant share purchase commitments ("SPCs), which allow the Company to contribute up to 25% of the cost buying Shares (either directly from the Company's treasury or from the market through a stock exchange) which Participants commit to purchase by way of regular payroll deductions.

10% Aggregate Limit (of the rolling number of issued Shares) for all Elements of the LTI Plan

The LTI Plan limits the number of Shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company (other than any securities issued pursuant to Section 613(c) of the TSX Company Manual) to 10% of the issued and outstanding Shares (on a non-diluted basis), with a sub-limit share reserve in respect of DSUs, RSUs, PSUs and SPC(s) equal to 2% each of the issued and outstanding Shares outstanding at the time of the granting of the DSUs, RSUs and PSUs and SPC(s) (on a non-diluted basis), and provides for the cessation of entitlement provisions  as well as disability and retirement treatment under the plan and including an early retirement benefit, settlement procedures relating to RSUs, PSUs and DSUs, SPCs and qualifies up to 3,000,000 Options and Unit Awards for favourable tax treatment under United States Internal revenue Code ("IRC"). The LTI Plan includes change in control provision to remove the Board's ability to accelerate awards in connection with a change in control in accordance with corporate governance best practices.

The LTI Plan provides DSUs, PSUs and RSUs which do not require payment by the Participant of a fixed amount at the time of exercise based on the market price of the Shares when the incentive grant was made. The LTI Plan also contains elements that are often referred to as "employee share purchase plan" and that make up the SPCs.

The full text of the LTI Plan is attached to the June 29, 2023 information circular and was  filed on SEDAR+ under the Company's adjacent profile.

General

The Nominating, Compensation and Governance Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Nominating, Compensation and Governance Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the year ended December 31, 2023, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of the Company's equity securities granted as compensation or held.

Performance Graph

The following graph compares the cumulative Shareholder return on an investment of $100 in the Common Shares of the Company for the past five (5) years on the TSX and TSXV with a cumulative total Shareholder return on the S&P/TSX Composite Index and a cumulative total Shareholder return on the GDJX.

Summary Compensation Table

The compensation earned by the NEOs during the Company's most recently completed fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, is set out below. There were no long-term incentive plans or pension value payments paid to NEOs during these periods. The NEO compensation for the fiscal year 2024 is expected to remain comparable with 2023.

It should be noted that the annual incentive plan amounts are typically paid in the year subsequent to the year of evaluation by the Nominating, Compensation and Governance Committee and as approved by the Board. Accordingly, the Company reports annual incentive plan payments in the year it was earned by the NEO.

Name and principal position	Year	Salary	Option-based awards (6)	Share-based awards (7)	Non-equity incentive plan compensation	Total compensation
		($)	($)	($)	($)	($)
Current Officers
Tim Clark, CEO (1)	2023 2022 2021	378,000 378,000 138,532	144,300 Nil 551,273	164,125 Nil Nil	164,125 290,250 44,800	850,550 668,250 734,605

Name and principal position	Year	Salary	Option-based awards (6)	Share-based awards (7)	Non-equity incentive plan compensation	Total compensation
Phil van Staden(3) CFO	2023	69,575	14,333	13,425	13,425	110,758
Bryan Atkinson(5) SVP, Exploration	2023 2022 2021	225,750 208,000 175,000	97,042 123,000 Nil	39,506 Nil Nil	39,506 75,250 61,250	401,804 406,250 236,250
	Other NEO's
David Frappier-Rivard, Exploration Manager(6)	2023	70,000	Nil	25,200	25,200	120,400
	Former Officers
Lynsey Sherry(2) Former CFO	2023 2022 2021	119,444 250,000 250,000	112,734 143,500 Nil	Nil Nil Nil	Nil 87,500 87,500	232,178 481,000 337,500
Michael Henrichsen CGO (4)	2023 2022 2021	22,422 92,600 200,000	43,290 143,500 Nil	Nil Nil Nil	Nil 25,200 70,000	65,712 261,300 270,000

(1) Mr. Tim Clark's non-equity incentive plan compensation is payable in US dollars. A foreign exchange rate of 1.35 was used to calculate the CAD equivalent which was included in the table above.

(2) Dr. Sherry was appointed CFO of the Company effective November 9, 2020. Subsequently, Dr Sherry was also appointed Corporate Secretary on September 3, 2021. Dr Sherry resigned as Corporate Secretary, effective March 1, 2023 and as CFO, effective June 23, 2023.

(3) Mr. van Staden, having previously served as the Company's Corporate Controller since 2020, was appointed Interim Chief Financial Officer on June 23, 2023, and further appointed CFO effective January 1, 2024.

(4) Mr. Henrichsen resigned as CGO, effective May 15, 2023, and continued as a geological advisor to the Company until his resignation effective March 25, 2024.

(5) Mr. Atkinson has served as SVP, Exploration since March 9, 2022, prior to which Mr. Atkinson was VP, Project Development of the Company since October 9, 2020. Mr. Atkinson was previously employed by a shared service provider described elsewhere herein, Universal Mineral Services Ltd., in a non-executive functional role; the compensation disclosure in the above table includes compensation from the date of hire of Mr. Atkinson by the Company in an executive role.

(6) Mr Frappier-Rivard became an NEO on July 31, 2023

(7) The values in this column represent the fair value of share options granted on the date of grant. The fair value of the share options granted in 2022 was estimated using the Black-Scholes option valuation model with the following weighted assumptions:  risk-free interest rate: 2.20%; expected dividend yield: Nil; stock price volatility: 66.6%; and expected life in years: 5.0. The fair value of the share options granted in 2023 was estimated using the Black-Scholes option valuation model with the following weighted assumptions:  risk-free interest rate: 3.06%; expected dividend yield: Nil; stock price volatility: 68.3%; and expected life in years: 5.0.

(8)  The values in this column represents the fair value of shares when they vested.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2023, for each NEO:

Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)	Value of unexercised in- the-money Options(1) ($)
Current Officers
Tim Clark	600,000 870,000 130,000	0.82 0.93 1.53	17-Jan-28 26-Aug-26 02-Apr-26	Nil Nil Nil
Phil van Staden(3)	45,000 45,000 17,500 17,500 15,000	0.53 0.82 1.00 1.00 1.85	23-Jun-28 17-Jan-28 22-Apr-27 24-Jan-27 10-Dec-25	3,150 Nil Nil Nil Nil
Bryan Atkinson	269,000 135,000 135,000 150,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Other NEO's
David Frappier-Rivard(5)	150,000 112,500 112,500 110,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Former Officers
Lynsey Sherry(2)	Nil	Nil	Nil	Nil
Michael Henrichsen(4)	Nil	Nil	Nil	Nil

(1) Based on the closing price of the Common Shares on the TSX on December 30, 2023 of $0.67.

(2) Dr. Lynsey Sherry resigned as CFO, effective June 23, 2023. Subsequently, her options expired on September 21, 2023.

(3) Mr. van Staden, having previously served as the Company's Corporate Controller since 2020, was appointed Interim Chief Financial Officer on June 23, 2023, and further appointed CFO effective January 1, 2024.

(4) Mr. Henrichsen resigned as CGO, effective May 15, 2023, and continued as a geological advisor to the Company until his resignation, effective March 25, 2024. 120,937 unvested options were cancelled on March 25, 2024, and 584,063 vested options are set to expire on June 23, 2024.

(5) Mr Frappier-Rivard became an NEO on July 31, 2023

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2023, for each NEO:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Current Officers
Tim Clark (1)	Nil	164,125	164,125
Phil van Staden(3)	3,150	13,425	13,425
Bryan Atkinson	Nil	39,506	39,506
Other NEO's
David Frappier-Rivard(5)	Nil	25,200	25,200
Former Officers
Lynsey Sherry(2)	Nil	Nil	Nil
Michael Henrichsen(4)	Nil	Nil	Nil

(1) Mr Tim Clark's non-equity incentive plan compensation is payable in US dollars. A foreign exchange rate of 1.35 was used to calculate the CAD equivalent which was included in the table above.

(2) Dr. Sherry was appointed CFO of the Company effective November 9, 2020. Subsequently, Dr Sherry was also appointed Corporate Secretary on September 3, 2021. Dr Sherry resigned as Corporate Secretary, effective March 1, 2023 and as CFO, effective June 23, 2023.

(3) Mr. van Staden, having previously served as the Company's Corporate Controller since 2020, was appointed Interim Chief Financial Officer on June 23, 2023, and further appointed CFO effective January 1, 2024.

(4) Mr. Henrichsen resigned as CGO, effective May 15, 2023, and continued as a geological advisor to the Company until his resignation effective March 25, 2024.See "Securities Authorized for Issuance under Equity Compensation Plans" for further information on the Company's Share Option Plan.

(5) Mr Frappier-Rivard became an NEO on July 31, 2023

Pension Plan

The Company has no pension plans for its directors, officers, or employees.

Termination and Change of Control Benefits

Capitalized terms used but not otherwise defined in this Section "Termination and Change of Control Benefits" shall have the meanings ascribed to such terms in each of the respective employment agreements noted below.

Each of Tim Clark, Phil van Staden, and Bryan Atkinson (each an "Executive") has an Executive Employment Agreement whereby, in the event the Company experiences a change of control, such NEO shall have a special right to resign for good reason at any time within 24 months after a Change in Control as defined in the relevant employment agreement of the Company. An NEO sending notice of resignation under this section must provide one month's notice of such resignation.

In the event the NEO is terminated without just cause or resignation for good reason after change in control, within 24 months after a Change in Control, the Company shall provide the NEO with the following, with all cash compensation payable within five business days of the NEO's last day of employment (the "Termination Date"):

Name	Executives	Other NEO's
Salary and Bonus (less required statutory deductions)

Annual salary and vacation pay earned to Termination Date; and the aggregate of:

i) 2 years of Annual Compensation(1);  and (ii) a bonus for the year prorated to Termination Date, with personal or functional performance prorated to the assessed at not less than target.

Annual salary and vacation pay earned to Termination Date; and the aggregate of:

i) 1 year of Annual Compensation(1);  and (ii) a bonus for the year prorated to Termination Date, with personal or functional performance prorated to the assessed at not less than target.

Benefits (excluding Disability Insurance)	Continuation of benefits, at cost of Company until the earlier of 24 months from the Termination Date or the NEO obtaining comparable benefits through other employment	None
Disability Insurance	Amount equal to 24 months of NEO's then prevailing premiums	None
Options	Unvested Options vest immediately; exercisable until earlier of normal expiry date or 1 year after Termination Date	Unvested Options vest immediately; exercisable until earlier of normal expiry date or 1 year after Termination Date
RSUs, PSUs and DSU's

All outstanding RSUs, PSUs and DSUs to vest immediately (with outstanding Performance Share Units vesting based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the Change in Control)

All outstanding RSUs, PSUs and DSUs to vest immediately (with outstanding Performance Share Units vesting based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the Change in Control)

Placement Services	Maximum of $5,000	None

(1) "Annual Compensation" means the sum of: (a) the greater of (i) the base salary of the Executive, paid or payable by the Company, calculated as at the end of the month immediately preceding the month in which insolvency or a Change of Control occurs, and (ii) the annual base salary of the Executive, paid or payable by the Company, calculated as at the end of the month immediately preceding the month in which the Date of Termination occurs; and (b) an amount equal to the greater of: (i) the average of the annual bonus paid to the Executive for the previous three years, if any, or such lesser number of years that the Executive has been employed by the Company and (ii) 100% of the Executive's earned annual performance bonus for the current fiscal year of the Company.

(2) If no such amount for the year in which termination occurs has been established as at the Termination Date, the amount paid as an incentive bonus for the immediately preceding year shall be used.

In the event the triggering event took place on the last business day of the Company's most recently completed fiscal year, the following gross payments would have become payable:

Name	Gross termination and change of control benefit ($)
Tim Clark	1,418,000
Phil van Staden	327,200
Bryan Atkinson	614,524
David Rivard	218,200

Director Compensation

Compensation during the most recently completed fiscal year ended December 31, 2023:

Name(1)	Fees earned	Option- based awards (5)	Non-equity incentive plan compensation	Share- based awards	Other Compensation	Total
	($)	($)	($)	($)	($)	($)
	Current Directors
Isabelle Cadieux(2)	11,795	41,886	Nil	Nil	Nil	53,681
Brian Christie(3)	60,310	93,188	Nil	Nil	Nil	153,498
Steve Cook(4)	45,600	75,036	Nil	Nil	12,500	133,136
Michael Hoffman	43,763	75,036	Nil	Nil	Nil	118,799
Jeffrey R. Mason	57,262	94,276	Nil	Nil	Nil	151,538
Saga Williams	42,450	75,036	Nil	Nil	Nil	117,486

(1) Mr. Clark is a current director and received compensation in 2023 for his service as an officer of the Company. See "Statement of Executive Compensation"

(2) Ms. Cadieux was appointed to the Board effective September 5, 2023.

(3) Mr. Christie was appointed to the Board effective February 22, 2023 and elected Chair on May 15, 2023.

(4) Mr. Cook received certain fees paid in respect of his additional duties as managing director of Universal Mineral Services Ltd, the shared service provider in which the Company holds a 25% equity interest.

(5) The values in this column represent the fair value of share options granted on the date of grant. The fair value of the share options granted in 2023 was estimated using the Black-Scholes option valuation model with the following weighted assumptions:  risk-free interest rate: 3.06%; expected dividend yield: Nil; stock price volatility: 68.3%; and expected life in years: 5.0.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2023, for each director, excluding a director who serves as an executive officer:

Name of Current Directors	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)

Isabelle Cadieux	Nil	Nil
Brian Christie	Nil	Nil
Steve Cook	Nil	Nil
Michael Hoffman	Nil	Nil
Jeffrey R. Mason	Nil	Nil
Saga Williams	Nil	Nil

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as of December 31, 2023, for each director who was not an executive officer of the Company:

Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (D/M/Y)	Value of unexercised in-the- money Options(1) ($)
Current Directors
Isabelle Cadieux (2)	156,000	0.55	25-Sept-28	7,020
Brian Christie (3)	40,000 156,000	0.82 0.85	15-May-28 17-Feb-28	Nil Nil
Steve Cook	156,000 160,000 160,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Michael Hoffman	156,000 80,000 80,000 130,000 35,006	0.82 1.00 1.00 2.05 0.86	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25 23-Jan-25	Nil Nil Nil Nil Nil
Jeffrey R. Mason	196,000 135,000 135,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil
Saga Williams	156,000 80,000 80,000 130,000	0.82 1.00 1.00 2.05	17-Jan-28 22-Apr-27 24-Jan-27 20-Oct-25	Nil Nil Nil Nil

(1) Based on the closing price of the Common Shares on the TSX on December 31, 2023 of $0.67.

(2) Ms. Cadieux was appointed to the Board effective September 5, 2024.

(3) Mr. Christie was appointed to the Board effective February 22, 2023.

Securities Authorized for Issuance Under Current Equity Compensation Plan

The Company currently has two equity compensation plans, its 2017 Incentive Option Plan ("2017 Plan"), and the LTI Plan which was approved by shareholders on June 29, 2023. The LTI Plan is a rolling plan pursuant to which Options and RSUs totalling a maximum of 10% of the Common Shares issued and outstanding from time to time are available for grant.

Options Available under 2023 LTI Plan

The 2023 Plan is a rolling plan therefore the number of issued and outstanding Common Shares of the Company increases, the number of Options available for granting to eligible Canadian resident optionees ("Canadian Optionees") optionees and US resident optionees ("US Optionees") also increases. As at the date hereof, there are 301,000 Options and 1,494,937 RSUs outstanding to purchase an aggregate of 1,795,937 Common Shares under the 2023 LTI Plan, (representing approximately 1.2% of the 146,077,103 Common Shares outstanding). In addition, there are 9,121,900 Options outstanding under the 2017 Plan to purchase an aggregate of 9,121,900 Common Shares (representing approximately 6.2% of the 146,077,103 Common Shares outstanding). There are also Eastmain Replacement Options arising out of the 2020 merger with Eastmain Resources Inc. to purchase an aggregate of 35,006 Common Shares (.02% of issued Common Shares), and which are excluded from the total options available under the 2017 Plan as was expressly disclosed to shareholders in the September 3, 2020 management information circular filed on www.sedarplus.ca on September 8, 2020.

In addition, there are currently 3,259,989 Common Shares (2.2% of issued Common Shares) available for grant of Options or RSUs pursuant to the LTI Plan. For purposes of the United States Internal Revenue Code, ("IRC"), US taxpayer optionees will not receive favourable tax treatment for Options or RSUs unless the aggregate number of Options or RSUs available for grant to US taxpayers is fixed in the relevant plan.  Accordingly, this number was fixed in the 2023 LTI Plan to 3,000,000. As of the date hereof, there were 1,725,000 Options granted to US optionees which are intended to qualify as "incentive stock options" (as defined by IRC, all of which are included in the total Options and RSUs of 11,347,721).  There remain a further 1,275,000 Common Shares available for grant of Incentive Stock Options to US Optionees within the 3,000,000 maximum available pursuant to the Option Plan. If these options expire unexercised, they will be available for grant to eligible persons who are not US taxpayers.

The following table sets out equity compensation plan information as at the fiscal year ended December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of a) outstanding Options, and b) vested RSUs (percentage of outstanding Common Shares)(1)	Weighted- average exercise price of outstanding Options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (percentage of outstanding Common Shares)
2017 Option Plan	9,760,596 (6.7%)	1.23	Nil
2023 Long Term Incentive Plan ("LTIP") stock options(2)	156,000 (.1%)	0.55	4,657,883
2023 Long Term Incentive Plan ("LTIP") RSUs(2)	Nil
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Eastmain Replacement Options (2)	35,006 (.02%)		Nil
Total	9,951,602[2],[3](6.8%)		4,657,883 (3.2%)

Notes:

(1) Number of securities to be issued upon exercise of outstanding Options includes 35,006 Eastmain share Options which are excluded from the total reserved options with the TSX.

(2) The Long-Term Incentive Plan was approved by shareholders on June 29, 2023

(3)  As of the date hereof this figure has increased to 11,382,727 or 7.8% of the currently issued Shares.

Equity Burn Rate

The following table sets out the annual burn rate (1) for the Company's 2017 Option and 2023 LTI plans:

Option/LTIP Plans	Fiscal year ended December 31
	2023	2022	2021
	2.5%	2.5%	1.2%(2)

Note:

(1) The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of outstanding common shares for the applicable fiscal year.

(2) This figure is corrected from previously disclosed burn rates of 0.19 (2021).

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the most recently completed fiscal year ended December 31, 2023, or as at the date hereof.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, no informed person of the Company (a director, officer or holder of 10% or more of the Common Shares) or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest in any transaction since the commencement of the Company's most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts and Universal Mineral Services Ltd

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company. As disclosed in the Company's 2023 Annual information Form filed at www.sedarplus.ca on April 2, 2024, it shares some administrative personnel services under a Shared Services Agreement with Universal Mineral Services Ltd. but these services are in support of the management personnel disclosed herein and not in lieu of them.

The Company owns a 25% share interest in UMS which it acquired for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc, Coppernico Metals Inc, and Torq Resources Inc. who share a head office location in Vancouver, BC. Previously, UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, full cost recovery basis. Management believes that having these services available through UMS, on a shared and as-needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days' notice although the Company will, in the event of termination of the shared services arrangements, remain liable for its share of the UMS premises lease unless and until a replacement subtenant is found. Under the shared services agreement, the Company's CFO, SVP, Exploration, and CGO previously provided their services through direct employment with UMS for the Company, under a secondment employment arrangement between the Company and UMS. During 2023 the CFO and SVP, Exploration terminated their employment with UMS, while becoming direct employees of the Company. The CGO ceased employment with both UMS and the Company in 2024. As UMS indirect service providers to the Company, employees of UMS are eligible for participation in the Company's 2017 option plan but not the 2023 LTI Plan.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the fiscal year ended December 31, 2023, and the related management discussion and analysis, both of which were filed under the Company's SEDAR+ profile at www.sedarplus.ca on April 2, 2024. See also the Company's 2023 Annual Information Form filed at www.sedarplus.ca on April 2, 2024. A copy of LTI Plan was filed with the Information Circular dated May 18, 2023, at www.sedarplus.ca.

A Shareholder may obtain additional information upon request without charge from the Company's Chief Financial Officer & Corporate Secretary at Suite 1630, 1177 West Hastings Street, Vancouver. British Columbia, Canada, V6E 2K3, telephone: 1-800-863-8655 and is also available via the Internet on SEDAR+ at www.sedarplus.ca. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

NO OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, May 14, 2024.

BY ORDER OF THE BOARD

"Tim Clark"

Forrester A. Clark
Chief Executive Officer and Director